                                                                  Exhibit 19.1

To Our Stockholders, Customers, and Employees

     Mueller's earnings and sales in the first quarter of 2004 reflected the positive business trends which we recently noted in our Annual Report.

     Net income for the first quarter was $18.0 million, or 49 cents per diluted share, compared with $3.9 million, or 11 cents per diluted share for the same quarter of 2003.

     Net sales for the first quarter were $346.0 million, compared with net sales of $232.0 million for the first quarter of 2003. This significant improvement in sales was in part driven by the sharp increase in raw material prices, particularly the price of copper. Shipments increased approximately 19 percent to 198 million pounds of product compared with 167 million pounds for the same quarter last year. Margins expanded as we benefited from the leverage of this incremental volume.

     Operations improved during the quarter in virtually every product category. Especially noteworthy was the improvement in margins in our copper tube business. The Industrial Products Division also showed added strength. And, B&K continued its excellent performance.

     Mueller's financial position remains formidable. As sales increased, and raw material prices escalated, we redeployed more of our cash to inventory and accounts receivable. We were able to do so, readily. Additionally, the Company declared and paid its first regular quarterly cash dividend of ten cents per common share during the first quarter.

     The business outlook for the rest of the year is promising. The national economy is expanding, the housing industry appears headed for another stellar year, capital spending is gaining momentum and both interest rates and inflation are low.

     Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee on April 29, 2004. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.


Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

April 13, 2004

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                        March 27, 2004          March 29, 2003
                                                     (Unaudited)
Net sales                                $   345,959             $   232,022

Cost of goods sold                           281,029                 191,915
Depreciation and amortization                  9,965                   9,740
Selling, general, and
   administrative expense                     26,682                  23,296
Impairment charge                              3,941                       -
                                          ----------              ----------

Operating income                              24,342                   7,071
Nonoperating income, net                       2,400                      39
                                          ----------              ----------
Income from continuing operations
   before income taxes                        26,742                   7,110
Income tax expense                            (8,782)                 (2,650)
                                          ----------              ----------

Income from continuing operations             17,960                   4,460
Loss from discontinued
   operations, net of tax                          -                    (539)
                                          ----------              ----------

Net income                               $    17,960             $     3,921
                                          ==========              ==========

Basic earnings (loss) per share:
   Weighted average shares
     outstanding                              34,658                  34,257
                                          ==========              ==========
     From continuing operations          $      0.52             $      0.13
     From discontinued operations                  -                   (0.02)
                                          ----------              ----------
Basic earnings per share                 $      0.52             $      0.11
                                          ==========              ==========

Diluted earnings (loss) per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              36,908                  36,771
                                          ==========              ==========
     From continuing operations          $      0.49             $      0.12
     From discontinued operations                  -                   (0.01)
                                          ----------              ----------
Diluted earnings per share               $      0.49             $      0.11
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                        March 27, 2004       December 27, 2003
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   208,332             $   255,088
Accounts receivable, net                     233,641                 163,006
Inventories                                  150,581                 140,548
Other current assets                          18,659                  11,713
                                          ----------              ----------

     Total current assets                    611,213                 570,355

Property, plant, and equipment, net          340,188                 345,537
Other assets                                 134,191                 139,292
                                          ----------              ----------
                                         $ 1,085,592             $ 1,055,184
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     1,960             $     2,835
Accounts payable                              55,519                  42,081
Other current liabilities                     63,626                  68,590
                                          ----------              ----------

     Total current liabilities               121,105                 113,506

Long-term debt                                11,386                  11,437
Pension and postretirement liabilities        32,356                  31,643
Environmental reserves                         9,402                   9,560
Deferred income taxes                         65,149                  63,734
Other noncurrent liabilities                  11,221                  10,238
                                          ----------              ----------

     Total liabilities                       250,619                 240,118

Minority interest in subsidiaries                208                     208

Stockholders' equity                         834,765                 814,858
                                          ----------              ----------

                                         $ 1,085,592             $ 1,055,184
                                          ==========              ==========








                                     -3-